Exhibit 99.1

Vermilion Energy Inc. Announces Acquisition of Spartan Energy Corp.

CALGARY, April 16, 2018 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that we have entered into an arrangement agreement (the "Arrangement") to acquire Spartan Energy Corp. ("Spartan"), a publicly traded southeast Saskatchewan oil and gas producer, with annual production of approximately 23,000 boe/d (91% oil). Total consideration for Spartan is approximately $1.40 billion, comprised of $1.23 billion in Vermilion shares plus the assumption of approximately $175 million in debt.

Under the terms of the Arrangement, Vermilion has agreed to acquire all of the common shares of Spartan issued and outstanding at the effective time of the Arrangement (the "Acquisition"). Spartan shareholders will receive 0.1476 of a Vermilion share for each Spartan common share. Based on Vermilion's closing price of $44.04 on April 13, 2018, the exchange ratio translates to $6.50 per Spartan common share, representing a 5% premium to Spartan's closing price. All of the officers and directors of Spartan have entered into voting support agreements and agreed to vote their Spartan shares in favour of the Arrangement.  The Arrangement includes a reciprocal break fee of $40 million.

The Board of Directors of Vermilion and Spartan have unanimously approved the Arrangement and recommended that Spartan shareholders vote in favour of the Arrangement. The Arrangement remains subject to customary closing conditions, including receipt of applicable court, Spartan shareholder, TSX and NYSE, and other regulatory approvals, and is expected to close on or about June 15, 2018.

STRATEGIC RATIONALE

Vermilion focuses on high-netback producing areas with favourable fiscal and regulatory regimes.  We entered southeast Saskatchewan with the acquisition of Elkhorn Resources in 2014, and have since continuously evaluated opportunities to expand our position in this area. We added approximately 30 sections of land to our southeast Saskatchewan core area through the end of 2017, and further augmented our asset base with the acquisition of a private southeast Saskatchewan oil producer in early 2018. The acquisition of Spartan is a value-adding investment which meets our disciplined M&A criteria. The Acquisition significantly increases our position in southeast Saskatchewan, and aligns with our sustainable growth-and-income model by appending high-netback, low decline assets with free cash flow and strong capital efficiencies on future development.

Making no deduction for undeveloped land value, transaction metrics equate to $12.33 per boe of proved plus probable ("2P") reserves (based on Spartan's reserve report(1)), and $60,900 per flowing barrel of production. Based on April 13, 2018 WTI strip pricing of US$65.19/bbl, the operating netback for the acquired assets is estimated at approximately $38.42 (2) per boe. Using a 2P finding, development and acquisition cost of $19.48 per boe (including future development capital) based on the Acquisition consideration and Spartan's reserve report, the acquired assets are expected to deliver a 2P operating recycle ratio of 2.0 times (including the Acquisition cost).

Using the same strip pricing assumption, the total Acquisition cost (including assumed debt) is approximately 4.7 times estimated annualized 2018 fund flows from operations ("FFO"), after deducting incremental interest expense. Pro-forma including the Acquisition, our year end 2018 net debt-to-FFO ratio is forecast to be 1.7 times based on current strip pricing, as compared to 2.0 times prior to the Acquisition.

The Acquisition is accretive on a fully-diluted per share basis for all pertinent metrics including production, fund flows from operations(2), and reserves:

• Production per share	7%
• Fund flows per share	15%
• 2P reserves per share	13%

We believe that this business combination will significantly benefit both Vermilion's existing shareholders and Spartan's shareholders. The acquired assets' netback, base decline, and capital efficiency characteristics give them the capability to grow while generating significant free cash flow, and are therefore well-suited to our growth-and-income capital markets model. In addition, we believe that both shareholder groups will benefit from increased scale in both our operations and in the capital markets. We look forward to integrating Spartan employees into our organization, and believe our combined enterprise will have the operating, technical and financial capability to maximize the value of these southeast Saskatchewan assets.

SPARTAN ASSET SUMMARY

The Spartan assets are comprised of high-netback, light oil producing properties covering approximately 480,000 net acres of land (80% average working interest), including 400,000 net acres in southeast Saskatchewan with multi-zone potential. In addition, the Acquisition includes approximately 80,000 net acres of land in other areas of Saskatchewan, Alberta and Manitoba. Production from the assets is projected to be approximately 23,000 boe/d (91% oil) during 2018. The Acquisition also includes ownership and control of producing infrastructure that are synergistic with our existing assets, as well as significant 2D and 3D seismic data.

Total proved ("1P") and 2P reserves attributed to the assets at December 31, 2017 are 73 mmboe(1) (92% crude oil and natural gas liquids) and 113.5 mmboe(1) (92% crude oil and natural gas liquids), respectively, based on an independent evaluation by Sproule Associates Limited. Vermilion has internally evaluated Spartan's reserves, and we expect to have the capability to book similar volumes of reserves. We have identified over 1,000 development locations targeting the Ratcliffe, Midale, Frobisher/Alida, Bakken, and Three Forks/Torquay formations. Most of the future drilling targets are inexpensive open-hole completions not requiring hydraulic fracturing, generating rapid payouts. There are also a large number of identified drilling locations in the hydraulically-fractured Midale play. In addition, there are significant waterflood development opportunities in the Ratcliffe and Midale zones. The assets demonstrate a current base decline rate of approximately 23% for the first year, and decreasing thereafter. Under the current commodity strip, we expect the assets to generate cash flow in excess of capital requirements for continued growth plus the incremental gross dividends associated with the new shares issued.

2018 GUIDANCE AND REDUCED DRIP DISCOUNT

As a result of the Acquisition, and based on an expected June 15, 2018 closing date, we are revising our 2018 production guidance to a range of 86,000 to 90,000 boe/d (from 75,000 to 77,500 boe/d previously). In addition, we are increasing our 2018 capital budget to $430 million (from $325 million previously) to reflect additional capital activity associated with the acquired assets. Upon closing of the Acquisition, we also intend to eliminate the 2% discount associated with our Dividend Reinvestment Plan, beginning with the June 2018 dividend payable on July 16, 2018.

CONFERENCE CALL AND AUDIO WEBCAST DETAILS

Vermilion will discuss the Acquisition in a conference call on Monday, April 16, 2018 at 9:00 am MT (11:00 am ET). To participate, call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area). The conference call will be available on replay until Monday, April 30, 2018 at 9:59 PM MST by calling 1-855-859-2056 and using conference ID number 2054718.

To listen to the audio webcast, click https://event.on24.com/wcc/r/1658611/C20057B8D39D2389E5BC8BFBC09ACE58 or visit Vermilion's website at http://www.vermilionenergy.com/invest-with-us/events--presentations.cfm.  An investor presentation providing an overview of this acquisition can also be found on our website at http://www.vermilionenergy.com/invest-with-us/events--presentations.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia. Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.23 per share, which provides a current yield of approximately 6.0%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Natural gas volumes have been converted on the basis of six thousand cubic feet ("mcf") of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(1)	Estimated total proved and proved plus probable reserves attributable to the Spartan assets as evaluated by Sproule Associates Limited in a report dated February 20, 2018 with an effective date of December 31, 2017, in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities of the Canadian Securities Administrators, using the Sproule December 31, 2017 price forecast.
(2)	Non-GAAP Financial Measures: Netbacks, fund flows from operations, and free cash flow are non-GAAP (as defined herein) or additional GAAP financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. For relevant operating netback related disclosures please refer to the reconciliation in management's discussion and analysis contained in Vermilion's 2017 Annual Report for the year ended December 31, 2017 available on SEDAR or at the company's website (www.vermilionenergy.com).

DISCLAIMER

Certain statements included or incorporated by reference in this press release may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this press release may include, but are not limited to:

•	the anticipated closing date of the Acquisition;
•	the actual amount of debt assumed upon closing of the Acquisition;
•	the actual number of Vermilion shares issued upon closing of the Acquisition;
•	the sources of existing production and future development drilling opportunities;
•	the annual decline rate of the Assets;
•	the number and classification of future development drilling opportunities;
•	the pricing received for production, and resulting operating and after-tax cash flow netbacks for the Assets;
•	the estimate of annualized 2018 fund flows from operations;
•	the anticipated acquisition metrics;
•	the expectation that fiscal and regulatory policies in Saskatchewan remain supportive of continued investment;
•	exploration and development capital expenditure expectations for 2018; and
•	development plans and strategic objectives.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions to the proposed Acquisition and receipt of all necessary approvals.
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out planned development activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan or realize anticipated synergies or cost savings from the Acquisition;
•	the risks of not obtaining court, Spartan shareholder, regulatory and other approvals for the Acquisition;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

View original content with multimedia:http://www.prnewswire.com/news-releases/vermilion-energy-inc-announces-acquisition-of-spartan-energy-corp-300630218.html

SOURCE Vermilion Energy Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/April2018/16/c6804.html

%CIK: 0001293135

For further information: please contact: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Lars Glemser, VP & CFO; and/or Kyle Preston, Director Investor Relations: TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:03e 16-APR-18